Peak Records $15M Revenue in Q3, on Pace to Exceed $40M Year-End Target

Montreal, Quebec--(Newsfile Corp. - November 26, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced its financial results and operating highlights for the three-month and nine-month periods ended September 30, 2020, highlighted by a record $15.1M revenue for the quarter. All amounts expressed are in Canadian dollars.

Q3 Financial Highlights:

  Total revenue of $15,116,369
  Adjusted EBITDA of $127,976
  Total assets of $48,687,541

Historical Revenue and adjusted EBITDA Summary

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Revenue	$15,116,369	$7,263,504	$3,949,395	$4,357,467	$4,499,953
Expenses[1]	$14,988,393	$7,087,391	$3,777,350	$4,032,092	$3,781,226
Adjusted EBITDA[2]	$127,976	$176,113	$172,045	$325,375	$718,727

1 Expenses do not include interest, taxes, depreciation (including impairment of intangible assets) loss on extinction of debt, gain on bargain purchase and amortization

2 Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization

Q3 Operating Highlights:

  New Jinxiaoer Service Centres in Nanjing and Taiyuan
  Equipment financing program powered by Cubeler Lending Hub in Xi'An
  Launch of government-backed commercial lending Financial Centre powered by Cubeler Lending Hub in Jiangyin
  First supply-chain financing related services, previously outsourced, provided through Gold River 2.0 platform

Third Quarter Financial and Operating Results Summary

"As we expected, the demand for our services, particularly as it pertains to the supply-chain, reached a new level in the third quarter, but we're still very much in the early stages of our client acquisition plan in that vertical," commented Peak Group CEO, Johnson Joseph. "The vast majority of our supply-chain financing business is still financing purchase orders placed with a few raw material suppliers by 200 or so manufacturers. The objective is to work our way down the transactional supply-chain where we can finance purchase orders placed with thousands of manufacturers and distributors by tens of thousands of retailers, and we began to see some of those transactions in the latter part of the quarter".

"The financing services related to transactions between material suppliers and manufacturers that took place in Q3 were bundled with logistics services. We outsourced those services because we didn't have the software system through which the purchase orders could be placed and some of the logistics services provided. But that's in the process of changing. We spent the better part of a year making adjustments to Gold River to be able to provide those services ourselves, which should dramatically reduce our outsourcing expenses," concluded Mr. Joseph.

The continued geographic expansion of Peak's services certainly played a role in the increase in the quarterly revenue, but it's really the demand from the supply-chain vertical itself, mostly in the cities where the financing services were already being provided, that has had the biggest impact on the revenue growth.

The revenue trajectory on which the Company now finds itself, combined with the impact that the re-emergence of its Gold River platform is expected to have on future outsourcing expenses, bolstered the Company's 2021 profit repatriation plans. Peak therefore engaged with consultants and advisors during the quarter to begin implementing the mechanisms prescribed by the Chinese government for foreign companies to repatriate profits from their Chinese subsidiaries. Other than the aforementioned outsourcing expenses, fees paid out to consultants and advisors represented the biggest expenses for the Company in Q3.

In summary, the Company generated revenue of $15,116,369 for the three-month period and $26,329,268 for the nine-month period ended September 30, 2020, compared to $4,499,953 for the three-month period and $7,351,186 for the nine-month period ended September 30, 2019.

Total expenses before taxes for the quarter amounted to $15,505,739, compared to $4,998,367 for the same period in 2019. The net (after tax) loss for Q3 was $512,874 compared to $777,316 for the same period of 2019.

Full details of the Company's third quarter 2020 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month and nine-month periods ended September 30, 2020 and 2019, which are available at www.sedar.com.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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